Creative Medical Technology Holdings, Inc.
211 E. Osborn Road
Phoenix, Arizona 85012

November 30, 2021

Via Edgar

Ms. Christine Westbrook
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Creative Medical Technology Holdings, Inc. Registration Statement on Form S-1 Filed November 23, 2021 File No. 333-259834

Dear Ms. Westbrook:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Creative Medical Technology Holdings, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement to 5:00 p.m. on December 2, 2021, or as soon thereafter as practicable.

Please contact Zev M. Bomrind of Fox Rothschild LLP, counsel to the Company, at (212) 878-7951, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Timothy Warbington
Timothy Warbington
Chief Executive Officer